Mail Stop 4561

July 27, 2006

A.A. McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

      RE: World Acceptance Corporation
             Form 10-K for Fiscal Year Ended March 31, 2005
             Form 10-Q for the Quarterly Period Ended September 30, 2005
             File No. 0-19599

Dear Mr. McLean,

      We have reviewed your letter filed on June 30, 2006 and have the following comments. Where indicated, we think you should amend your March 31, 2006 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005
Note (1) Summary of Significant Accounting Policies
Intangible Assets, page 28

1.   We note your responses to comments 2 - 6 from our letter dated June 5, 2006. We continue to have questions about your purchase price allocation methodology and the methodology used to determine the attrition rates which impact the useful life and amortization methodology of customer relationship intangible assets. However, at this point in time we will no longer pursue these matters solely on the basis of the "worst case" materiality analysis you have provided.

Given the volume of acquisitions you make, we believe you should improve your methodology used to allocate the purchase price to customer relationship intangible assets and goodwill acquired in accordance with GAAP. We do not believe a methodology that simply takes two-thirds of the excess purchase price over the fair value of tangible assets and non-compete agreements, if applicable, to goodwill and one-third to customer relationship intangible assets is in accordance with GAAP.

For each acquisition we believe you should assess the characteristics of customer classes acquired and if dissimilar from existing customers, you should separately value the customer relationship intangible asset and consider a different amortization period.

We also believe you should improve your methodology and enhance your record keeping to determine attrition rates since this calculation impacts the amortization period and methodology used to assign value to customer relationship intangible assets.

2.   We note your response to comment 5 from our comment letter dated June 5, 2006. Please revise your disclosure regarding your purchase price allocation and the valuation of customer lists to more accurately describe your current methodology in which you take two-thirds of the excess purchase price over the fair value of tangible assets and non-compete agreements, if applicable, to goodwill and one-third to customer relationship intangible assets. Also, include disclosure of how and when you determined this methodology.

3.   We note your response to comment 6 from our comment letter dated June 5, 2006. Please revise to disclose how you test for impairment of your customer relationship intangible assets. In this regard, please disclose how you allocate the customer intangible assets acquired in acquisitions consisting of multiple offices to each office, the asset group level at which you test these assets for impairment, and how you would allocate any impairment loss to the customer relationship intangible assets.

Form 10-Q for the Quarterly Period Ended September 30, 2005

4.   We note your response to comment 7b from our comment letter dated June 5, 2006 and that you did not make the proposed disclosure in your 10-K filed on June 14, 2006. We therefore ask you to revise your footnotes to disclose that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loan will not be accounted for as a new loan.

A.A. McLean III
World Acceptance Corporation
July 27, 2006
Page 3

        As appropriate, please file an amendment to your March 31, 2006 10-K and
respond to these comments within 10 business days or tell us when you will provide us
with a response. You may wish to provide us with draft copies of your proposed
revisions prior to filing your amendment. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at
(202) 551-3851 if you have questions regarding our comments.

                                        Sincerely,

                                        Paul Cline
                                        Senior Accountant